

ENGAGEMENT LETTER

ADVISORY AGREEMENT

Advantameds Solutions USA Fund 1, Inc.
20511 Abbey Drive
Frankfort, Illinois 60423

Wellington Shields & Co.
140 Broadway, 44th Floor
New York, NY 10005

WELLINGTON SHIELDS & CO.LLC

MEMBER NEW YORK STOCK EXCHANGE

140 Broadway New York, NY 10005

November 17, 2015

Geoffrey Thompson
Chief Executive Officer
Advantameds Solutions USA Fund 1, Inc.
20511 Abbey Drive
Frankfort, Illinois 60423

Dear Mr. Thompson,

This letter confirms our complete understanding with respect to the retention of Wellington Shields & Co. ("Wellington"), a registered broker/dealer as the exclusive financial advisor to Advantameds Solutions USA Fund 1, Inc. (the "Company" or "ADMD"), as it related to up-listing to the New York Stock Exchange and structuring of the deal.

It is subject to the terms and conditions herein, in connection with various matters set forth below in paragraph 2. Upon the terms and subject to the conditions set forth hereinafter, the parties hereto agree as follows:

Upon the terms and subject to the conditions set forth hereinafter, the parties hereto agree as follows:

1. Appointment. The Company hereby retains Wellington and Wellington hereby agrees to act as the Company's financial advisor as more specifically set forth in paragraph 2 below, effective as of the date hereof (the "Effective Date").

2. Scope and Certain Conditions of Services. The Company hereby retains Wellington to consult with and advise the Company with respect to various financial matters, including:

   a. Provide advisory services in connection to the capital markets strategy, including listing on the NYSE and recommendation of market makers or specialist;

   b. Provide advisory service to the Company's board of directors.

3. Fees and Compensation. In consideration for the services rendered by Wellington hereunder, the Company agrees to pay Wellington the following fees and other compensation:

   a. A non-refundable recurring fee (the "Retainer") in the amount of forty thousand dollars ($40,000) to be payable to Wellington Shields by the Company within seven (7) business days after the signing of this engagement. This engagement will expire on the end of the eight (8) business day after the signing of this engagement if wellington has not received payment.

b. The Company agrees to reimburse Wellington for its direct expenses within 10 days of submission but Wellington must get prior written approval from the Company before submitting any expenses.

4. Term of Retention. This Engagement Agreement shall terminate at the close of business May 31, 2017. Notwithstanding anything herein to the contrary, the obligation to pay the Fees and Compensation set forth in paragraph 3 (a) and the Expenses as set forth in paragraph 3 (b) shall survive any termination or expiration of this Engagement Agreement. Moreover, it is expressly understood and agreed by the parties hereto that any financing, whether debt or equity, of the Company, secured or placed within twelve (12) months of the termination or expiration of this Engagement Agreement with any investors or lenders, provided that the prospective investor candidate was presented information on the Company by Wellington and had discussion with Wellington during the Term shall result in such fees and compensation being due and payable by the Company to Wellington as required by paragraph 3 of this Engagement Agreement.

5. Preferential Right. If the Company closes a Placement or a Transaction during the Term, for the twelve month period commencing on the later of (i) the date of the closing of the Placement or (ii) the date of the closing of any Transaction, Wellington shall have a preferential right whereby the Company will offer Wellington the first opportunity to provide any financing arrangements to the Company.

6. Public Announcements. During the Term, and prior to any press release or other public disclosure relating to services hereunder which is legally allowed by law, the Company and Wellington shall confer and reach agreement upon the contents of any such disclosure. Prior to the funding, Wellington shall not be mentioned in any Company press releases nor government filings. At no time should the name of the investor funding the deal be used in any public press release. See attachment 1.

7. No General Solicitation. Any offers made in connection with the placement of the Securities will be made only to prospective purchasers on an individual basis and no general solicitation or general advertising in any form will be used to place the Securities.

8. Communications. All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing and shall be mailed, hand delivered, or faxed and confirmed by letter or sent by overnight delivery service, to the party whom it is addressed at the following addresses or such other address as such party may advise the other in writing:

To the Company:

Geoffrey Thompson
Chief Executive Officer
Advantameds Solutions USA Fund 1, Inc.
20511 Abbey Drive
Frankfort, Illinois 60423

To Wellington Shields:

Mr. Edward Cabrera

Head of Investment Banking
Wellington Shields and Co.
140 Broadway, 44th floor
New York, NY 10005

9. Miscellaneous. This Engagement Agreement shall be governed in accordance with the laws of the State of New York without giving effect to conflicts of laws generally.

This Engagement Agreement constitutes the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and there is no agreements or understandings with respect hereto which are not contained in this Engagement Agreement. This Engagement Agreement may be modified only in writing signed by the party to be charged.

If the foregoing correctly sets forth out understanding with respect to the subject matter hereto, please confirm the same by executing and returning to us the duplicate copy of this Engagement Agreement. Wellington will remain committed to entering into this agreement provided it is executed by you on or before November 30, 2016.

Very Truly Yours,

Mr. Edward Cabrera
Head of Investment Banking
Wellington Shields & Co.

Geoffrey Thompson
Chief Executive Officer
Advantameds Solutions USA Fund 1, Inc.

Agreed and Accepted

As of this 18 day of November 2016

ATTACHMENT 1

PROHIBITION ON PUBLIC ANNOUNCEMENT

I, Geoffrey Thompson, on behalf of Advantameds Solutions USA Fund 1, Inc. acknowledges that neither the Company nor its affiliate is allowed to include the name of Wellington Shields & Co. in company press releases nor in public filings. It is agreed that the signing of this engagement nor the signing of a term sheet are considered a material event requiring disclosure. In fact, the inclusion and mention of this engagement letter or a term sheet may be construed as "market manipulation" by governmental authorities.

Only after the closing of a transaction is consummated, the Company and Wellington shall confer and reach agreement upon the contents of any public disclosure. Additionally, at no time should the name of the investor funding the deal be used in any public release nor announcement. This authorization is to remain in full force and effect unless written authorization by Wellington Shields & Co., LLC.

GT

Geoffrey Thompson
Chief Executive Officer
Advantameds Solutions USA Fund 1, Inc

Agreed and Accepted

As of this 18 day of November, 2016